Exhibit 12-B


                  CHRYSLER CORPORATION ENTERPRISE AS A WHOLE
              COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
                   AND PREFERRED STOCK DIVIDEND REQUIREMENTS

                                                                    Three Months Ended
                                                                         March 31,
                                                                        (Unaudited)
                                                                   ----------------------
                                                                   1996              1995
                                                                   ----              ----
                                                                    (dollars in millions)

   Net earnings from continuing operations
     before cumulative effect of a change in
     accounting principle                                         $1,005            $  592
         Add back:
           Taxes on income                                           665               378
           Fixed charges                                             350               326
           Amortization of previously
            capitalized interest                                      28                24
         Deduct:
           Capitalized interest                                       36                45
           Undistributed earnings from
            less than fifty-percent owned
            affiliates                                                 4                 2
                                                                  ------            ------
  Earnings available for fixed charges                            $2,008            $1,273
                                                                  ======            ======

         Fixed charges:
           Interest expense                                       $  272            $  245
           Interest expense of unconsolidated
           subsidiaries                                               --                --
           Capitalized interest                                       36                45
           Credit line commitment fees                                 3                 2
           Interest portion of rent expense                           39                34
           Gross up of preferred stock dividends of
            majority-owned subsidiaries (CFC) to a
            pretax basis                                              --                --
                                                                  ------            ------
                Total fixed charges                               $  350            $  326
                                                                  ======            ======

   Ratio of earnings to fixed charges                               5.74              3.90

   Preferred stock dividend requirements                               2                23

   Ratio of earnings to fixed charges and
    preferred stock dividend requirements                           5.70              3.65

   Equity taken up in earnings of less than
      fifty-percent owned affiliates                              $    4            $    2
   Deduct: Dividends paid by affiliates                               --                --
                                                                  ------            ------
     Undistributed earnings from
      less than fifty-percent owned affiliates                    $    4            $    2
                                                                  ======            ======

The ratio of earnings to fixed charges is computed by dividing earnings available for fixed charges by total fixed changes. The ratio of earnings to fixed changes and preferred stock dividend requirements is computed by dividing earnings available for fixed charges by the sum of total fixed charges and preferred stock dividend requirements.